October 15, 2014

Alberto H. Zapata, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 45 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Trust (the “Trust”)

File Nos. 333-83423 and 811-09491

Dear Mr. Zapata:

On September 23, 2014, Michelle Roberts provided telephonic comments regarding the above-referenced post-effective amendment, which adds a new series to the Trust, the AZL MetWest Total Return Bond Fund. This letter, which Ms. Robert directed be addressed to you, responds to those comments. Each comment is summarized below and followed by our response. Ms. Roberts also noted a few typographical errors, which will be corrected but are not otherwise addressed in this letter. Redlined change pages are enclosed for your reference.

The changes proposed to be made will be incorporated into an amended registration statement pursuant to Rule 485(b), to be filed prior to November 5, 2014, which is the date on which the registration statement for this new fund automatically will go effective.

If we have misstated any of Ms. Roberts’ comments, or if you have any additional comments or questions, please let me know.

Comment:  Please confirm that bracketed and missing data will be provided.

Response:  We confirm that bracketed and missing data will be provided.

Comment:  No classes are reflected on the registration statement; please confirm that this fund will have a single class.

Response:  We confirm that this fund will have a single class.

Comment:  If the fund can invest in total return swaps, please disclose in the prospectus or SAI.

Response:  Although the strategy is not presently expected to utilize total return swaps, the subadviser has requested the right to use them in the future. Accordingly, while total return swaps are not a principal strategy or risk, they will be included as an authorized instrument in the SAI disclosure.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  In the discussion of Principal Risks on page 4 of the prospectus, please include additional disclosure regarding Derivatives Risk, from the more detailed disclosure on page 10.

Response:  The requested change will be made.

Comment:  Under Investment Strategies, on page 9 of the prospectus, please clarify whether the limitation that “The Fund may invest up to 25% of its assets in foreign securities that are denominated in U.S. Dollars” is limited to fixed income securities.

Response:  We confirm that, although the fund generally will invest at least 80% of its net assets in fixed income securities it regards as bonds, this 25% limitation on foreign securities, as well as the other limitations on foreign securities stated in the same paragraph, is not intended to be specifically limited to fixed income securities. Thus, the fund could invest in foreign equity securities, subject to the overall limitation of 20% on assets which are not “bonds”, and subject further to the 25% and other limitations on foreign securities. We have reviewed the referenced disclosure and believe that it is accurate.

Comment:  On page 17, there are references to the AZL Money Market Fund, which is not otherwise included in this prospectus. Globally, please remove incorrect references to the AZL Money Market Fund.

Response:  The requested changes will be made.

Comment:  The back page of the prospectus does not disclose how shareholders may make inquiries to the fund, as required by Form N-1A. Please include such disclosure.

Response:  The requested change will be made.

Comment:  Please note that the zip code for the SEC is 20549-1520.

Response:  The requested change will be made.

Comment:  In the SAI discussion of Additional Information on Portfolio Instruments and Investment Policies, please consider inserting a chart indicating which strategies apply to this fund.

Response:  We have carefully considered including a chart, as suggested; however, we do not believe that such additional disclosure would be beneficial to shareholders’ understanding of the risks of the funds. First, we note that this is not a requirement of Form N-1A. Second, we note that our funds are generally very permissive. The principal investment strategies, limitations and risks of each fund are, of course, described in some detail in the prospectus. Subject to the prospectus disclosure, and any limitations stated therein or in the SAI, each fund has a great deal of flexibility to invest in other investments described in the SAI, so long as such investments are not contrary to the stated investment policies or limitations of the particular fund. In short, unless otherwise forbidden, any of our funds may invest as a non-principal strategy in any of the investments described in the SAI. We believe that it would undermine this message to shareholders to include the suggested chart, which, regardless of corresponding disclosure, may be interpreted by shareholders to mean that a fund could only invest in the indicated investments, when this would not necessarily be the case.

Comment:  The two sections on page 6 of the SAI have the same heading.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Response:  If we understand the comment correctly, we believe that the second section heading may have been misread. The two sections on page 6 are “Asset-Backed Securities” and “Asset-Based Securities”, which cover similar, but slightly different types of investments. We believe that the section headings are correct.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.